PE 11/13/2014

UNITED STATES
NO ACT

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Received SEC

DEC 12 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14008714

December 12, 2014

Alan H. Paley
Debevoise & Plimpton LLP
ahpaley@debevoise.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-12-14

Re: Domtar Corporation
Incoming letter dated November 13, 2014

Dear Mr. Paley:

This is in response to your letter dated November 13, 2014 concerning the shareholder proposal submitted to Domtar by Mary Butterfield. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Mary J. Butterfield

FISMA & OMB MEMORANDUM M-07-16

December 12, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Domtar Corporation
Incoming letter dated November 13, 2014

The proposal relates to a report.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Domtar may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Domtar's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Domtar omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Domtar relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Debevoise
& Plimpton

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
+1 212 909 6000

November 13, 2014

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Domtar Corporation: Omission of Shareholder Proposal Submitted by Mary Butterfield for 2015 Annual Meeting

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Domtar Corporation, a Delaware corporation ("Domtar" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concur with Domtar's view that, for the reasons set forth herein, it may exclude the shareholder proposal (the "Proposal") submitted by Mary Butterfield (the "Proponent") from the proxy materials to be distributed by Domtar in connection with its 2015 annual meeting of shareholders (the "Proxy Materials").

We are concurrently submitting a no-action request with respect to the exclusion of a separate shareholder proposal submitted by Raymond Butterfield, Proponent's husband. Mr. Butterfield's proposal is addressed below in the grounds for excluding the Proposal pursuant to Rule 14a-8(i)(4).

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter and its attachments to the Staff. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to Proponent as notice of Domtar's intent to omit the Proposal from the Proxy Materials.

The Proposal

Domtar received the Proposal, which was postmarked September 24, 2014, on October 2, 2014. A copy of the letter containing the Proposal is attached hereto as Exhibit A. The resolution contained in the Proposal is set forth below:

"Resolved, the shareholders of Domtar request the Board authorize an outside agency to prepare a report to examine and make recommendations changing the policy of the 'Director Stock Ownership Requirements' made on page thirteen of Domtar's proxy dated March 28, 2014."

Bases for Exclusion

Domtar has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to (i) Rule 14a-8(b) and Rule 14a-8(f)(1) because Proponent failed to demonstrate that she is eligible to submit the Proposal, (ii) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and (iii) Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company or any other person.

Discussion of Bases for Exclusion

1. The Proposal May be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) Because Proponent Failed to Demonstrate That She Is Eligible to Submit a Proposal

Under Rule 14a-8(b)(1), to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of the meeting. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must submit a written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

Proponent's submission fails to demonstrate that Proponent continuously owned the requisite amount of the Company's securities for at least one year prior to submission of the Proposal. In Staff Legal Bulletin No. 14(CF) (Jul. 13, 2001) ("SLB No. 14"), the Staff stated that a shareholder's monthly, quarterly or other periodic investment statements do not demonstrate sufficient continuous ownership of securities. Instead, "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the Proposal." *See* SLB No. 14.

Consistent with SLB No. 14, the Staff has permitted exclusion of proposals on grounds that a "snapshot" brokerage or account statement showing the proponent's ownership only at a point in time is insufficient to prove ownership under Rule 14a-8(b). *See Rite Aid Corp.* (Feb. 14, 2013) (one-page brokerage account workbook statement was insufficient proof of ownership); *E.I. du Pont de Nemours and Co.* (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); *Verizon Communications Inc.* (Jan. 25, 2008) (broker's letter providing current ownership and original date of purchase was insufficient proof of ownership); *General Motors Corp. (Koloski)* (Apr. 5, 2007) (account summary was insufficient proof of continuous ownership); and *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership).

The Company received the Proposal on October 2, 2014, accompanied by a snapshot account statement for a contributory IRA account held at Charles Schwab relating to the month of July 2014. This support provided by Proponent fails to meet the standards for proof of ownership under Rule 14a-8 and SLB No. 14. The account statement, which purports to verify ownership of securities by client accounts as of July 31, 2014, fails to show continuous ownership of the Company's securities for at least one year prior to September 24, 2014, the date on which Proponent submitted the Proposal.

On October 7, 2014, the Company mailed a notice of deficiency to Proponent in accordance with SLB No. 14. A copy of this letter is attached hereto as Exhibit B. As of the date of this no action request, the Company has received no further proof of ownership from Proponent.

Because Proponent has failed to demonstrate that she is eligible to submit a Proposal and failed to respond within 14 days of receipt of the Company's deficiency letter, the Proposal is excludable from proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

2. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.*

The Proposal requests that the Company's Board of Directors authorize an outside agency to publish a "report to examine and make recommendations changing the policy of the 'Director Stock Ownership Requirements'". The Proposal does not indicate which or what type of agency should be engaged to "examine" the Company's director stock ownership requirements or what type of "report" is expected to be produced. Furthermore, the Proposal mandates that the report recommend changes to the director stock ownership policy. This assumes that an outside party engaged to examine the policy would recommend changes in the first instance and gives absolutely no direction as to what changes Proponent would support, although it is clear from the supporting statement that Proponent does not like the current stock ownership requirements. Thus, if the Proposal were adopted, neither the Company nor shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires or whether the outcome of adopting the Proposal would be in the best interests of the Company's shareholders.

Because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(3).

3. <u>The Proposal May be Excluded Pursuant to Rule 14a-8(i)(4) Because the Proposal Relates to the Redress of a Personal Claim or Grievance Against the Company or Any Other Person</u>

Under Rule 14a-8(i)(4) a shareholder proposal may be excluded from a company's proxy materials if it is (i) related to the redress of a personal claim or grievance against the company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which is not shared by the other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed to "ensure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

The Staff has previously indicated its view that Rule 14a-8 may not be used to redress personal grievances or address personal issues. In a no-action letter to International Business Machines Corporation dated February 5, 1980, the Staff stated "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company." The Commission has repeatedly allowed the exclusion of proposals presented by shareholders with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-

8(i)(4). See, e.g., *American Express* (Jan. 13, 2011) (proposal mandating that the company amend its code of conduct excludable as a personal grievance when brought by a former employee with a history of litigation); *Medical Information Technology, Inc.* (March 3, 2009) (proposal requesting that the company comply with government regulations that require businesses to treat all shareholders the same excludable as a personal grievance when brought by a former employee of the company who was involved in an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *General Electric Co.* (Feb. 2, 2005) (proposal requesting chief executive officer address certain matters excludable as a personal grievance when submitted by a former employee of the company who brought and lost a discrimination claim); and *Lee Data Corporation* (May 11, 1990) (proposal to investigate and prepare a report on alleged management misconduct excludable because there was a relationship between the proposal and the proponent's claim against the company in a separate legal action).

Proponent's husband contacted the Company with inquiries regarding the termination, on April 18, 2014, of a mill employee for poor performance during his 60-day probationary period, who the Company understands, based upon statements made by Proponent's husband, to be Proponent's son-in-law. Proponent clearly has a personal grievance with the Company as a result of this termination. She, together with her husband, is contacting the Company in an attempt to serve as a nuisance in retaliation for the termination of her family member's employment. Proponent's husband has separately submitted a shareholder proposal to the Company, which is the subject of a separate no-action request by the Company. A copy of the no-action request for Proponent's husband, including the related correspondence, is attached as Exhibit C. Subsequent to the termination, Proponent's husband also had numerous exchanges with the Company about the Company's payments to charitable and lobbying organizations as well as to political parties, and requesting information about long-term equity incentives. Information about the Company's policies in regard to contributions to charitable organizations, political parties and lobbying organizations is readily available on the Company's website. These multiple requests from Proponent and her husband indicate that Proponent is contacting the Company in an attempt to serve as a nuisance in retaliation for the termination of her family member's employment.

Because the Proposal relates to the redress of Proponent's personal grievance against the Company, the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(4).

Conclusion

For the foregoing reasons, Domtar respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f)(1), Rule 14a-8(i)(3) and Rule 14a-8(i)(4).

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6694 or Anne Meyer at (212) 909-7441.

Sincerely,

Alan H. Paley

cc: Robert J. Steacy, Chairman of the Board, Domtar Corporation
John D. Williams, President and CEO, Domtar Corporation
Zygmunt Jablonski, Senior Vice-President, Law and Corporate Affairs, Domtar Corporation
Razvan L. Theodoru, Vice-President, Corporate Law and Secretary, Domtar Corporation

Mary Butterfield

Enclosures

Exhibit A

September 24 2014

OCT 02 2014

Chairman of the Board
Chair Audit Committee
Robert J Steacy

C/o Vice President
Corporate Law & Secretary
Mr. Theodoru

Dear Mr. Steacy, Mr. Theodoru and the Board of Directors:

Please be advised that it is my intention to introduce the following resolution at the 2015 annual meeting of Domtar.

Mary J Butterfield, owner of 1800 shares, of Johnsonburg PA.

Resolved, the shareholders of Domtar request the Board authorize an outside agency to prepare a report to examine and make recommendations changing the policy of the "Director Stock Ownership Requirements" made on page thirteen of Domtar's proxy dated March 28, 2014.

Supporting statement:

The proxy states that directors are required to own at least 500,000 dollars of the companies stock. The alleged reason is that the directors would then have the same financial interest as all other shareholders. The policy then states that directors have five years to accumulate this amount while they (the directors) concurrently are given the required amount of stock from the company as a bonus. Thus, they (the directors) do not have the same financial interest as all other shareholders since they (the directors) are "given" the stock under the guise of compensation. This is in addition to the very generous retainer which was raised by nearly 18 percent for 2014.

The policy does not do what it says it does. Rather, it just increases the benefits of the directors, takes money from the shareholders, dilutes the value of the company and increases the cost of an already expensive management system.

Thank you

Mary J Butterfield

Mary J Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Page 12 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Domtar

Domtar Inc
395, boul de Maisonneuve Ouest
Montreal QC H3A 1L6 Canada
T 514-848-5555
www domtar com

Domtar Inc
395 de Maisonneuve Blvd West
Montreal, QC H3A 1L6 Canada
T 514-848-5555
www domtar com

October 7, 2014

BY OVERNIGHT COURIER

STRICTLY PERSONAL AND CONFIDENTIAL

Mrs. Mary Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mrs. Butterfield:

I am writing on behalf of Domtar Corporation (the « Company »), which received your shareholder proposal and supporting documentation relating to your proof of ownership by mail on October 2, 2014 (the « Proposal »). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1% of the company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Your prior correspondence fails to establish that you have continuously held the minimum number or value of shares for the requisite period. As the SEC staff noted in Staff Legal Bulletin 14G, Rule 14a-8(b) requires that a proponent establish the requisite stock ownership for "the entire one-year period preceding and including the date the proposal was submitted." To date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of September 24, 2014, the date that the Proposal was postmarked.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- A written statement (letter) from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the

one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

Under Rule 14a-8(b), a shareholder must provide the company with a written statement that he/she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Please re-submit with any new proof of ownership a written statement that you intend to continue holding the requisite number of shares through the date of the Company's 2015 Annual Meeting of Shareholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. You can send me your response to the address or fax number as provided below.

Sincerely,

Razvan L. Theodoru
Vice President, Corporate Law and Secretary
395 de Maisonneuve Blvd West
Montreal, QC, Canada H3A 1L6
Fax: 514-848-6850
Razvan.theodoru@domtar.com

Domtar

Exhibit C

Debevoise & Plimpton

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
+1 212 909 6000

November 13, 2014

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Domtar Corporation: Omission of Shareholder Proposal Submitted by Raymond Butterfield for 2015 Annual Meeting

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Domtar Corporation, a Delaware corporation ("Domtar" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concur with Domtar's view that, for the reasons set forth herein, it may exclude the shareholder proposal (the "Proposal") submitted by Raymond Butterfield (the "Proponent") from the proxy materials to be distributed by Domtar in connection with its 2015 annual meeting of shareholders (the "Proxy Materials").

We are concurrently submitting a no-action request with respect to the exclusion of a separate shareholder proposal submitted by Mary Butterfield, Proponent's wife. Mrs. Butterfield's proposal is addressed below in the grounds for excluding the Proposal pursuant to Rule 14a-8(i)(4).

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter and its attachments to the Staff. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to Proponent as notice of Domtar's intent to omit the Proposal from the Proxy Materials.

The Proposal

Domtar received the Proposal, which was postmarked August 30, 2014, on September 5, 2014. A copy of the letter containing the Proposal is attached hereto as Exhibit A. The resolution contained in the Proposal is set forth below:

"Resolved, the shareholders of Domtar request the Board authorize the preparation of a report verifying the accuracy of the statements made on page nine of the proxy, dated March 28, 2014, regarding the qualifications of Giannella Alvarez."

Bases for Exclusion

Domtar has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to (i) Rule 14a-8(b) and Rule 14a-8(f)(1) because Proponent failed to demonstrate that he is eligible to submit the Proposal, (ii) Rule 14a-8(i)(8)(iii) because the Proposal questions the competence and business judgment of a director that Domtar expects to nominate for reelection at the 2015 annual meeting of shareholders, (iii) Rule 14a-8(i)(8)(v) because the Proposal otherwise could affect the outcome of the upcoming election of directors and (iv) Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company or any other person.

Background

Proponent began corresponding with the Company in April 2014. Proponent sent a letter to the manager of Domtar's Johnsonburg mill inquiring as to the bases for the firing of employee Troy Asel, a paper machine operator at the mill. Based upon conversations between Proponent and Tom Howard, the Company's Vice-President, Government Relations, the Company understands that Mr. Asel is Proponent's son-in-law. Prior to submitting the Proposal, Proponent sent two letters to the Company inquiring as to the rationale for the appointment of Ms. Alvarez to the Board and the audit committee. In addition, Proponent made inquiries by phone and sent a letter to the Company with questions about the Company's payments to charitable and lobbying organizations as well as political parties, and requesting information about the Company's long-term equity incentives. The Company attempted in good faith to respond to Proponent's inquiries in a timely manner. Copies of Proponent's letters, as well as the Company's responses, are attached hereto as <u>Exhibit B</u>.

Domtar received the Proposal, which was postmarked August 30, 2014, on September 5, 2014. Proponent did not submit any proof of ownership with the Proposal. On September 11, 2014, the Company mailed to Proponent a letter indicating that he had failed to provide proof that he satisfied Rule 14a-8's ownership requirements and explaining the eligibility requirements of Rule 14a-8(b). On September 19, 2014, Proponent submitted to the Company via fax documentation relating to a contributory IRA account held at Charles Schwab (the "<u>Account</u>"). This documentation was insufficient to demonstrate that Proponent had continuously held the requisite amount of the Company's common stock for at least one year prior to submitting the Proposal in accordance with the requirements of Rule 14a-8(b)(i), as further discussed in Staff Legal Bulletin No. 14(CF) (July 13, 2001) ("<u>SLB No. 14</u>"). On September 24, 2014, the Company mailed a second notice of deficiency to Proponent in accordance with SLB No. 14. On September 29, 2014, Proponent submitted to the Company a list of transactions in the Account that occurred over the prior 14 months. This documentation was also insufficient to demonstrate that Proponent had continuously held the requisite amount of the Company's common stock for at least one year prior to submitting the Proposal in accordance with the requirements of Rule 14a-8(b)(i) and SLB No. 14. On October 2, 2014, the Company mailed a third notice of deficiency to Proponent requesting that Proponent submit sufficient proof of ownership to satisfy the eligibility requirements of Rule 14a-8. As of the date of this no-action request, the Company has received no further proof of ownership or other correspondence from Proponent. Copies of the correspondence relating to Proponent's proof of ownership are attached hereto as Exhibit C.

On October 2, 2014, Domtar received a separate shareholder proposal from Proponent's wife Mary J. Butterfield. A copy of the letter containing this proposal is attached hereto as Exhibit D. This proposal is the subject of a separate no-action request by the Company and is discussed below in the grounds for excluding the Proposal pursuant to Rule 14a-8(i)(4).

Discussion of Bases for Exclusion

1. The Proposal May be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) Because Proponent Failed to Demonstrate That He Is Eligible to Submit a Proposal

Under Rule 14a-8(b)(1), to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of the meeting. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must submit a written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

Proponent's submission fails to demonstrate that Proponent continuously owned the requisite amount of the Company's securities for at least one year prior to submission of the Proposal. In SLB No. 14, the Staff stated that a shareholder's monthly, quarterly or other periodic investment statements do not demonstrate sufficient continuous ownership of securities. Instead, "[a] shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the Proposal." See SLB No. 14.

Consistent with SLB No. 14, the Staff has permitted exclusion of proposals on grounds that a "snapshot" brokerage or account statement showing the proponent's ownership only at a point in time is insufficient to prove ownership under Rule 14a-8(b). See Rite Aid Corp. (Feb. 14, 2013) (one-page brokerage account workbook statement was insufficient proof of ownership); E.I. du Pont de Nemours and Co. (Jan. 17, 2012) (one-page excerpt from proponent's monthly brokerage statement was insufficient proof of ownership); *Verizon*

Communications Inc. (Jan. 25, 2008) (broker's letter providing current ownership and original date of purchase was insufficient proof of ownership); *General Motors Corp. (Koloski)* (Apr. 5, 2007) (account summary was insufficient proof of continuous ownership); and *RTI International Metals, Inc.* (Jan. 13, 2004) (monthly account statement was insufficient proof of ownership).

As noted above, the Company received the Proposal on September 5, 2014, and Proponent did not provide proof of ownership with the Proposal. The information provided on September 19, 2014 consisted of a snapshot account statement demonstrating Proponent's ownership as of that date together with a statement for August 2012. The additional information provided on September 29, 2014 included a list of transactions that had taken place with respect to the Account over the prior 14 months. This support provided by Proponent fails to meet the standards for proof of ownership under Rule 14a-8 and SLB No. 14. The Account statements, which purport to verify ownership of securities through his accounts as of September 19, 2014 and September 29, 2014, fail to demonstrate continuous ownership of the Company's securities for at least one year prior to the date on which Proponent submitted the Proposal.

Because Proponent has failed to demonstrate that he is eligible to submit a Proposal and failed to respond within 14 days of receipt of the Company's third deficiency letter, the Proposal is excludable from Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

2. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8)(iii) Because the Proposal Questions the Competence and Business Judgment of a Board Member Domtar Expects to Nominate for Reelection at the 2015 Annual Meeting

Under Rule 14a-8(i)(8)(iii), a shareholder proposal may be excluded from a company's proxy materials if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors." In 2010, the Commission adopted amendments to Rule 14a-8(i)(8) to codify prior Staff interpretations and expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors....or [o]therwise could affect the outcome of the upcoming election of directors." See Exchange Act Release No. 34-62764 (August 2010). See also Exchange Act Release No. 34-56914 (December 2007), which notes that the Staff has taken the position that a proposal would be subject to exclusion under Rule 14a-8(i)(8) if the proposal "could have the effect of....questioning the competence or business judgment of one or more directors."

On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the competence, business judgment or character of one or more directors who will stand for reelection at an upcoming annual meeting of shareholders. See *Rite Aid Corp.* (Apr. 1, 2011) (permitting exclusion of a proposal that criticized the business judgment, competence and service of directors because the supporting statement "appear[ed] to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Marriott Int'l, Inc.* (Mar. 12, 2010) (permitting exclusion of a proposal that targeted two directors for removal from the board and questioned their suitability because the proposal "appear[ed] to question the business judgment of a board member whom Marriott expects to nominate for reelection at the upcoming annual meeting of shareholders"); *General Electric Co.* (Jan. 29, 2009) (permitting exclusion of a proposal that suggested that the named director was unsuitable for service on the board, should have resigned and that her continued presence "besmirched" the company because the supporting statement "appear[ed] to question the business judgment of a board member whom GE expects to nominate for reelection at the upcoming annual meeting of shareholders"); *Brocade Communications Systems, Inc.* (Jan. 31, 2007) (permitting exclusion of a proposal stating that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election," as appearing to "question the business judgment of board members whom Brocade indicates will stand for reelection at the upcoming annual meeting of shareholders"); *Exxon Mobil Corp.* (Mar. 20, 2002) (permitting exclusion of a proposal that referred to the chief executive officer as causing "negative perceptions of the company" because it "appear[ed] to question the business judgment of Exxon Mobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders"); *AT&T Corp.* (Feb. 13, 2001) (permitting exclusion of a proposal criticizing the board chairman, who was the chief executive officer, for company performance); *Black & Decker Corp.* (Jan. 21, 1997) (permitting exclusion of a proposal requesting that the board disqualify anyone who has served as chief executive officer from serving as chairman of the board because it "appear[ed] that the actions contemplated by the proposal, together with certain contentions made in the supporting statement, question[ed] the business judgment, competence and service of the Company's chief executive officer who the Company indicates will stand for reelection at the upcoming annual meeting of shareholders").

The Proposal requests the Board to verify the accuracy of statements regarding Ms. Alvarez's qualifications that were contained in the Company's proxy statement, dated March 28, 2014. On its face, the resolution questions the competence of Ms. Alvarez to serve on the Company's board of directors. When read together with the supporting statement, the Proposal is clearly calculated to criticize Ms. Alvarez and to cast doubt upon Ms. Alvarez's employment history, competency and ethics. The supporting statement claims that none of Ms. Alvarez's former employers "will authenticate her employment, her title, or her reason for leaving" and that there is "no independent evidence of her claims in any media." These statements directly question the veracity of Ms. Alvarez's employment history and are troubling because they appear intended to imply that she has been untruthful about her employment history, which is a very serious ethical accusation. The statements are all the more troubling because Proponent offers no evidence of any valid factual grounds upon which his accusations of lack of competence are based.

Because the Proposal questions the competence, business judgment and character of a director who Domtar expects will be nominated to stand for reelection at the 2015 annual meeting of shareholders, the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(8)(iii).

3. <u>The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8)(v) Because the Proposal Otherwise Could Affect the Outcome of the Upcoming Election of Directors</u>

Under Rule 14a-8(i)(8)(v), a shareholder proposal may be excluded from a company's proxy materials if it "[o]therwise could affect the outcome of the upcoming election of directors." The SEC has stated that the "principal purpose of the [exclusion] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns." Exchange Act Release No. 34-12598 (July 7, 1976).

The Proposal is clearly intended to impeach the qualifications of a director standing for election and result in shareholders incorporating Proponent's negative view when making their voting decisions in the election of directors at the 2015 annual meeting. As a result, the Proposal could have an effect on the outcome of the election of directors at Domtar's annual meeting. Rule 14a-8(i)(8) is intended to prevent this kind of negative campaign against directors standing for election. Questioning the veracity of a director's employment history and asking the Board to verify such director's qualifications and competence to serve as a director is clearly an attempt to influence shareholders' voting decisions to vote for or against one of Domtar's nominees and is therefore not an appropriate use of the Rule 14a-8 shareholder proposal process.

Because the Proposal could affect the outcome of the upcoming election of directors, the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(8)(v).

4. <u>The Proposal May be Excluded Pursuant to Rule 14a-8(i)(4) Because the Proposal Relates to the Redress of a Personal Claim or Grievance Against the Company or Any Other Person</u>

Under Rule 14a-8(i)(4) a shareholder proposal may be excluded from a company's proxy materials if it is (i) related to the redress of a personal claim or grievance against the company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which is not shared by the other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed to "ensure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

The Staff has previously indicated its view that Rule 14a-8 may not be used to redress personal grievances or address personal issues. In a no-action letter to International Business Machines Corporation dated February 5, 1980, the Staff stated "despite the fact that the proposal is drafted in such a way that it may relate to matters which may be of general interest to all shareholders, it appears that the proponent is using the proposal as one of many tactics designed to redress an existing personal grievance against the Company." The Commission has repeatedly allowed the exclusion of proposals presented by shareholders with a history of confrontation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). See, e.g., *American Express* (Jan. 13, 2011) (proposal mandating that the company amend its code of conduct excludable as a personal grievance when brought by a former employee with a history of litigation); *Medical Information Technology, Inc.* (March 3, 2009) (proposal requesting that the company comply with government regulations that require businesses to treat all shareholders the same excludable as a personal grievance when brought by a former employee of the company who was involved in an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *General Electric Co.* (Feb. 2, 2005) (proposal requesting chief executive officer address certain matters excludable as a personal grievance when submitted by a former employee of the company who brought and lost a discrimination claim); and *Lee Data Corporation* (May 11, 1990) (proposal to investigate and prepare a report on alleged management misconduct excludable because there was a relationship between the proposal and the proponent's claim against the company in a separate legal action).

Proponent contacted the Company with inquiries regarding the termination, on April 18, 2014, of a mill employee for poor performance during his 60-day probationary period, who the Company understands, based upon statements made by Proponent, to be Proponent's son-in-law. Proponent clearly has a personal grievance with the Company as a result of this termination. Subsequent to this termination, Proponent had numerous exchanges with the Company about the Company's payments to charitable and lobbying organizations as well as to political parties, and requesting information about long-term equity incentives. Information about the Company's policies in regard to contributions to charitable organizations, political parties and lobbying organizations is readily available on the Company's website and the Company's public filings with the SEC include significant detail about the Company's equity incentive plans. These requests, along with Proponent's repeated questions about Ms. Alvarez's qualifications, indicate that Proponent is contacting the Company in an attempt to serve as a nuisance in retaliation for the termination of his family member's employment. Furthermore, Proponent's wife has submitted a separate shareholder proposal to the Company that is vague and indefinite and also has failed to demonstrate that she is eligible to submit a proposal. This provides additional support for our assertion that Proponent's family is using the Proposals to air a personal grievance. The Company has submitted a separate no-action request with respect to Proponent's wife's proposal.

Because the Proposal relates to the redress of Proponent's personal grievance against the Company, the Proposal is excludable from the Proxy Materials pursuant to Rule 14a-8(i)(4).

Conclusion

For the foregoing reasons, Domtar respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b), Rule 14a-8(f)(1), Rule 14a-8(i)(8) and Rule 14a-8(i)(4).

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6694 or Anne Meyer at (212) 909-7441.

Sincerely,

Alan H. Paley

cc: Robert J. Steacy, Chairman of the Board, Domtar Corporation
John D. Williams, President and CEO, Domtar Corporation
Zygmunt Jablonski, Senior Vice-President, Law and Corporate Affairs, Domtar Corporation
Razvan L. Theodoru, Vice-President, Corporate Law and Secretary, Domtar Corporation

Raymond Butterfield

Enclosures

Exhibit A

August 28, 2014

SEP 05 2014

Chairman of the Board
Chair Audit Committee
Robert J Steacy

C/o Vice President
Corporate Law & Secretary
Mr. Theodoru

Dear Mr. Steacy, Mr. Theodoru and the Board of Directors:

Please be advised that it is my intention to introduce the following resolution at the 2015 annual meeting of Domtar.

Resolved, the shareholders of Domtar request the Board authorize the preparation of a report verifying the accuracy of the statements made on page nine of the proxy, dated March 28, 2014, regarding the qualifications of Giannella Alvarez.

Supporting statement:

The proxy states that Ms. Alvarez was CEO and Chairman of the Board of Barilla Americas. That Ms. Alvarez had senior management positions at: Coca Cola, Kimberly Clark, and Procter and Gamble. I have written to every former employer and Domtar, not one will authenticate her employment, her title, or reason for leaving. There is no independent evidence of her claims in any media. There is no mention of her name in any SEC documents except those filed by Domtar. Furthermore, Ms. Alvarez has had no prior experience on a Board of a for profit organization. All other board members have extensive experience and qualifications that are easily and quickly confirmed.

Raymond Butterfield

Exhibit B

April 21 2014

Razvan L Theodoru
Vice President Corporate Law and Secretary
Domtar
Montreal Quebec

It is my intention to file a shareholder proposal for the 2015 meeting.

Could you please tell me the correct address and timing requirements to submit my proposal?

I thank you in advance for your time.

Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

April 23, 2014

Mr. John Williams
CEO
Domtar

Dear Mr. Williams,

Please provide me with information regarding Domtar's payments to:

Charitable organizations (I heard on the radio where the company was one of the sponsors of public radio)

Political Parties

Lobbying organizations

Further, I would like information regarding the scale of the long term equity incentives and the amount that has been awarded in 2012 and 2013.

Thank you in advance for you kind attention

Attached is proof of stock ownership.

Thank you

Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Domtar

Domtar Corporation
Head Office
395 de Maisonneuve Blvd West
Montreal, QC H3A 1L6
www.domtar.com

Domtar Corporation
Operations Center
100 Kingsley Park Dr
Fort Mill, SC 29715-6476
www.domtar.com

April 25, 2014

Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield:

Thank you for your fax of April 21, 2014 addressed to me, as well as your fax dated April 23, 2014 addressed to Mr. John Williams.

I am pleased to send along Domtar's 2014 proxy statement, together with our 2013 annual report. I trust you will find these documents helpful, and in particular, I direct your attention to page 6 of the proxy statement for details on how to submit a proposal for our 2015 shareholders' meeting. You will also find a section "Compensation Discussion and Analysis" starting on page 22 of the proxy statement that has detailed information on our equity incentive programs.

I refer you to our *Community Investment Policy* and to our *Policy on Political Contributions and Interactions with Government Officials* for information regarding Domtar policy on support for charitable organizations, political parties and lobbying organizations. This information is available on our website at www.domtar.com. For your ease of reference I am providing copies of the policies with this letter.

Thank you for your interest in Domtar.

Razvan L. Theodoru
Vice President, Corporate Law and Secretary

April 24 2014

Mr. Grant Forrest
Mill Manager
Domtar
Johnsonburg PA 15845

Dear Mr. Forrest

I am writing to ask you to examine the circumstances of the firing of your employee, Troy Asel on April 18 2014.

Mr. Asel was a 30 day employee who was fired due to an operational error on number five paper machine.

My concerns are:

1.) Why would anyone with no or little experience and training be given a task that is so sensitive that one could be fired for doing it wrong?

2.) Why does one get fired for doing something wrong? Is this the usual course of events when someone does something wrong? I am sure you know much more than I about errors and mistakes that interfere with production.

3.) Lastly, after spending so much effort in the vetting process and investing a considerable amount of the company's time into hiring Mr. Asel and all the cost associated with his employment and unemployment. How does this reconcile with the fiduciary responsibility of those involved? Why do the shareholders have to pay because of poor training and poor direction and poor choices of the foreman/supervisor? Will the shareholders have to keep paying for these mistakes and poor direction?

As a shareholder advocate I have spoken to many people in many companies. There is always a desire to balance what is best for all involved.

I am sure as you examine this incident you will do what is best for the company, community and shareholders.

Thank you

Raymond Butterfield

Domtar Paper Company, LLC
Johnsonburg Mill
100 Center Street
Johnsonburg, PA, 15845
Tel. : (814) 965-2521
Fax : (814) 965 -6383

Domtar

May 23, 2014

Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield,

I am in receipt of your letter dated 4/24/14 in which you asked several questions around our task assignments, responses to gaps in performance, and finally our fiduciary responsibilities to shareholders at the local level.

We are diligent in our efforts to hire individuals that best fit our environment. Occasionally, this does not work out. I apologize but I cannot discuss any specifics related to any employee departure.

On a daily basis there are four key areas we focus on:

1. Safety – Pulp and paper can be manufactured without incurring workplace injuries but this takes considerable effort on the part of all employees to achieve.
2. Quality – Our mill strives to be the preferred supplier into the converters and printers to whom we ship. Quality expectations continue to rise and we need to proactively address these changing requirements.
3. Productivity and Costs - The Johnsonburg mill is a mid-size mill within the Domtar organization. We enjoy some economies of scale but other Domtar Core mills have even larger economies of scale. To this end, we work extremely hard to ensure our costs are as low as possible without sacrificing items 1 and 2 above.
4. Relationships with our Employees and the Community – This mill has a large presence in Johnsonburg. We strive to have an open, working relationship with Johnsonburg's stakeholders. We have a good working relationship with our employees and continue to seek ways to increase involvement and cooperation in the workplace.

We serve a market that is in slow decline. The better we succeed in these four areas, the more viable our mill remains in the longer term.

Sincerely,

Grant Forrest

Grant Forrest
General Manager
Johnsonburg

May 11, 2014

Mr. John Williams
Domtar

Board of Directors
Domtar

C/o Secretary of Domtar
Mr. Theodoru

Dear Mr. Williams, Mr. Theodoru and the Board of Directors:

Please advice as to rational for the appointment of Ms. Giannella Alvarez to the audit committee? What is her area of expertise in finance and accounting? In her resume I see where she has briefly sold bottled water, dog food and spaghetti but I don't see anything that resembles accounting, legal, or financial experience. Nor any board experience other than a small volunteer group that teaches people to read. The shareholders pay a considerable sum for the Boards expertise. Your proxy states that individuals serving in this capacity must be financially literate. Further, as you know the SEC requires this.

Thank you.

Raymond Butterfield

cc Robert E Apple, SEC

May 16, 2014

Chairman of the Board
Chair Audit Committee
Robert J Steacy
Domtar

c/o Vice President
Corporate Law & Secretary
Mr. Theodoru

Dear Mr. Steacy, Mr. Theodoru and the Board of Directors:

Please advise the rationale for the appointment of Ms. Giannella Alvarez to the Board and the audit committee? What is her area of expertise in finance and accounting? What advanced degrees does she possess? What papers has she written? Who nominated her to the Board? On page 8 of the company's proxy it lays out specific considerations for Board Nominees. I don't see any experience that would qualify her to be on this Board. In the vast pool of talent that exists in Montreal or Canada or the United States what moved Ms. Alvarez to the top of this list? Also on page 8 of the proxy one of the qualifications is the requirement to be able to work collegially. Too bad that courtesy doesn't extend to your lowest paid workers.

EVERY Board Member of companies such as Boise Cascade, Weyerhaeuser, and IP has extensive "SPECIFIC" education and experience, numerous board memberships and accomplishments.

With the very poor results from recent quarters we need Board Members that have the experience to help the company move forward now. We cant afford to pay for on the job training. The shareholders pay a considerable sum for the boards members expertise.

Thank you.

Raymond Butterfield

Domtar

Domtar Corporation
Head Office
395 de Maisonneuve Blvd. West
Montreal, QC H3A 1L6
www.domtar.com

Domtar Corporation
Operations Center
100 Kingsley Park Dr
Fort Mill, SC 29715-6476
www.domtar.com

May 23, 2014

Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield,

We are in receipt of your letters dated May 11 and May 16, 2014 with respect to one of our directors, Ms. Giannella Alvarez. On behalf of our Board of Directors, I will address below the questions and concerns you are raising in your letters.

As noted in our 2014 Proxy Statement, our Board believes that in fulfilling its overall stewardship responsibility to Domtar and its stockholders, it is of utmost importance that the Board functions effectively as a team and that this requires the experience, qualifications and skills of each Board member to complement those of the others.

In the process of selection of director nominees for election, the Board is assisted by the Nominating and Corporate Governance Committee which reviews and updates the skills matrix on an ongoing basis in light of current business conditions and the changing face of both the industry and Domtar. The Nominating and Corporate Governance Committee evaluates prospective nominees against the skills matrix and the personal and other qualifications set out in Domtar's Corporate Governance Guidelines. In that evaluation, the Nominating and Corporate Governance Committee considers the need for the Board, as a whole, to be diverse in the broadest sense and to consist of individuals (a) with relevant career experience and technical skills, industry knowledge and experience, financial and capital markets expertise, international business experience, and senior executive management experience, together with (b) valuable individual personal qualifications, including strength of character, mature judgment, independence of thought and an ability to work collegially. The Nominating and Corporate Governance Committee then makes a recommendation to the Board as to the persons who should be nominated by the Board for election by the stockholders.

As you can see from her business experience summary outlined in our 2014 Proxy Statement, Ms. Alvarez' extensive managerial and executive experience in international consumer product markets, including her knowledge of the personal care and paper products businesses, her consumer and branding experience gained through executive positions with global brand leaders, as well as her strategic abilities, brings a unique contribution to our Board.

.../2

We believe that not only is Ms. Alvarez highly qualified as a director on our Board but also as a member of our Audit Committee. Our Audit Committee is composed solely of directors who meet the independence requirements of the NYSE and the *Securities Exchange Act of 1934,* and are financially literate, as required by the NYSE. In addition, the Board has determined that at least one member of the Audit Committee (Mr. David G. Maffucci – currently the chair of the Committee) qualifies as a financial expert and has accounting and related financial management expertise within the meaning of the listing standards of the NYSE. In the Board's view, Ms. Alvarez is financially literate. In addition, the Board believes that the Audit Committee should be a mix of directors with both financial and operational backgrounds.

Since she joined our Board after her election by the stockholders in May 2012, Ms. Alvarez has been an excellent contributor to both the Board and the Audit Committee. At each annual meeting of stockholders, she received over 99% of the votes cast in favor.

We trust the foregoing responds to your questions and concerns.

Yours truly,

Razvan L. Theodoru
Vice-President, Corporate Law and Secretary

Cc Mr. Robert J. Steacy, Chairman of the Board of Directors

JUN 04 2014

May 30, 2014

Chairman of the Board
Chair Audit Committee
Robert J Steacy
Grant Forrest
Domtar

c/o Vice President
Corporate Law & Secretary
Mr. Theodoru

Dear Mr. Steacy, Mr. Theodoru and the Board of Directors:

Thank you for taking time out of your busy schedules to respond to some of my questions.

I look forward to a discussion regarding my letter to the Board dated May 16th 2014.

Thank you again for your kind consideration.

Raymond Butterfield

June 02, 2014

Chairman of the Board
Chair Audit Committee
Robert J Steacy
Grant Forrest
Domtar

c/o Vice President
Corporate Law & Secretary
Mr. Theodoru

Dear Mr. Steacy, Mr. Theodoru and the Board of Directors:

We can settle these issues with a 2 minute phone call. If you or one of your colleagues would like to set up a time let me know.

Thank you again for your kind consideration.

Raymond Butterfield

July 28, 2014

Chairman of the Board
Chair Audit Committee
Robert J Steacy

c/o Vice President
Corporate Law & Secretary
Mr. Theodoru

Dear Mr. Steacy, Mr. Theodoru and the Board of Directors:

I have written to you before about the qualifications of one of the board members of Domtar. I have also written to every former employer (in domtars proxy) of Ms. Alvarez to verify the statements that are made in Domtar's proxy.

No former employer has verified any of the information that is stated in the proxy. No google search has verified any of this information. (except for board membership for a food bank in Atlanta, quotes from Domtar sources and some bizarre 9/11 connection). No search in the SEC database has disclosed her name anywhere except in Domtar's filings.

Please verify the accuracy of the statements made in the proxy regarding Ms. Alvarez's qualifications and warranty the veracity of your claims. I am perfectly capable of reading what is in your proxy so I won't be needing another rendition of that.

Please also provide me with the reasoning for so many board members. Since the value of the company is shrinking rapidly I don't see the justification for the expense of keeping so many board members.

Even though final rules have not been established, the intent of the SEC rules are that there exists a transparency with board nominations, their relationships with other board members, and their qualifications.

Thank you again for your kind consideration.

Raymond Butterfield

Exhibit C

Domtar

Domtar Corporation
Head Office
395 de Maisonneuve Blvd. West
Montreal, QC H3A 1L6
www.domtar.com

Domtar Corporation
Operations Center
100 Kingsley Park Dr
Fort Mill, SC 29715-6476
www.domtar.com

September 11, 2014

<u>By courier</u>
Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield :

I am writing on behalf of Domtar Corporation (the « Company »), which received your shareholder proposal on September 5, 2014 (the « Proposal »). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1% of a company shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of September 5, 2014, the date that the Proposal was submitted to the Company.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- A written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In addition, under Rule 14a-8(b), a shareholder must provide the company with a written statement that he intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. In order to correct this procedural defect, you must submit a written statement that you intend to continue holding the requisite number of shares through the date of the Company's 2015 Annual Meeting of Shareholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. You can send me your response to the address above or fax number provided below.

Sincerely,

Razvan L. Theodoru
Vice President, Corporate Law and Secretary
Phone : 514-848-5866
Fax: 514-848-6850
Razvan.theodoru@domtar.com

September 19, 2014

TO Mr. Razvan L Theodoru 514 848 6850

FROM
*** FISMA & OMB Memorandum M-07-16 ***

Number of Pages 4

RAZVAN L THEODORU
Vice President
Corporate Law and Secretary
Domtar
395 d Maisonneuve BLVD WEST
MONTREAL QUEBEC CANADA H3A 1L6

Dear Mr Theodoru,

Please find enclosed the required documention showing ownership over the past 2 years.

Further, it is my intention to continue to hold these shares in Domtar to the date of the shareholders meeting.

If this documentation is not sufficient let me know.

Thank you

Raymond Butterfield

Raymond Butterfield

Pages 45 through 46 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Domtar

Domtar Corporation
Head Office
395 de Maisonneuve Blvd. West
Montreal, QC H3A 1L6
www.domtar.com

Domtar Corporation
Operations Center
100 Kingsley Park Dr.
Fort Mill, SC 29715-6476
www.domtar.com

September 24, 2014

By Overnight Courier

Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield :

I am writing on behalf of Domtar Corporation (the « Company »), which received your shareholder proposal by mail on September 5, 2014 (the « Proposal ») and supporting documentation relating to your proof of ownership by facsimile on September 19, 2014. Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1% of the company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Your prior correspondence fails to establish that you have continuously held the minimum number or value of shares for the requisite period. As the SEC staff noted in Staff Legal Bulletin 14G, Rule 14a-8(b) requires that a proponent establish the requisite stock ownership for "the entire one-year period preceding and including the date the proposal was submitted." To date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of August 30, 2014, the date that the Proposal was postmarked.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- A written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the

one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

Under Rule 14a-8(b), a shareholder must provide the company with a written statement that he intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Please re-submit with any new proof of ownership a written statement that you intend to continue holding the requisite number of shares through the date of the Company's 2015 Annual Meeting of Shareholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. You can send me your response to the address or fax number as provided below.

Sincerely,

Razvan L. Theodoru

Vice President, Corporate Law and Secretary

Fax: 514-848-6850

Razvan.theodoru@domtar.com

09/29/2014

TO Mr. Razvan L Theodoru 514 848 6850

FROM
*** FISMA & OMB Memorandum M-07-16 ***

Number of Pages 2

Good Afternoon:

Please find attached a list of transactions in this account for Domtar that have occurred over the past 14 months. As can be seen the dividend rate shows continuous ownership of at least 1400 shares thru the pre-requisite time period.

If this is not satisfactory I can supply you with the email of the financial consultant at schwab for this account and he will verify both the documents and the ownership requirement.

Thank you

Raymond Butterfield

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Domtar

Domtar Corporation
Head Office
395 de Maisonneuve Blvd. West
Montreal, QC H3A 1L6
www.domtar.com

Domtar Corporation
Operations Center
100 Kingsley Park Dr
Fort Mill SC 29715-6476
www.domtar.com

October 2, 2014

BY COURIER

Mr. Raymond Butterfield

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Dear Mr. Butterfield :

I am writing on behalf of Domtar Corporation (the « Company »), which received your shareholder proposal by mail on September 5, 2014 (the « Proposal ») and supporting documentation relating to your proof of ownership by facsimile on both September 19, 2014, and September 29, 2014. Your Proposal continues to contain certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1% of the company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Your prior correspondence fails to establish that you have continuously held the minimum number or value of shares for the requisite period. As the SEC staff noted in Staff Legal Bulletin 14G, Rule 14a-8(b) requires that a proponent establish the requisite stock ownership for "the entire one-year period preceding and including the date the proposal was submitted." To date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of August 30, 2014, the date that the Proposal was postmarked.

To remedy this defect, you must provide sufficient proof of your ownership of the requisite number of Company shares as of the date you submitted your Proposal. We reiterate that, as explained in Rule 14a-8(b), sufficient proof may be in the form of:

- A written statement (letter) from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- If you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

Under Rule 14a-8(b), a shareholder must provide the company with a written statement that he intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Please re-submit with any new proof of ownership a written statement that you intend to continue holding the requisite number of shares through the date of the Company's 2015 Annual Meeting of Shareholders.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. You can send me your response to the address or fax number as provided below.

Sincerely,

Razvan L. Theodoru
Vice President, Corporate Law and Secretary
Fax: 514-848-6850
Razvan.theodoru@domtar.com

Exhibit D

September 24 2014

OCT 02 2014

Chairman of the Board
Chair Audit Committee
Robert J Steacy

C/o Vice President
Corporate Law & Secretary
Mr. Theodoru

Dear Mr. Steacy, Mr. Theodoru and the Board of Directors:

Please be advised that it is my intention to introduce the following resolution at the 2015 annual meeting of Domtar.

Mary J Butterfield, owner of 1800 shares, of Johnsonburg PA.

Resolved, the shareholders of Domtar request the Board authorize an outside agency to prepare a report to examine and make recommendations changing the policy of the "Director Stock Ownership Requirements" made on page thirteen of Domtar's proxy dated March 28, 2014.

Supporting statement:

The proxy states that directors are required to own at least 500,000 dollars of the companies stock. The alleged reason is that the directors would then have the same financial interest as all other shareholders. The policy then states that directors have five years to accumulate this amount while they (the directors) concurrently are given the required amount of stock from the company as a bonus. Thus, they (the directors) do not have the same financial interest as all other shareholders since they (the directors) are "given" the stock under the guise of compensation. This is in addition to the very generous retainer which was raised by nearly 18 percent for 2014.

The policy does not do what it says it does. Rather, it just increases the benefits of the directors, takes money from the shareholders, dilutes the value of the company and increases the cost of an already expensive management system.

Thank you

Mary J Butterfield

Mary J Butterfield

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